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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                      OF THE INVESTMENT COMPANY ACT OF 1940


     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

                                -----------------

                  Name: Loomis Sayles Income Opportunities Fund

                      Address of Principal Business Office:
                  c/o CDC IXIS Asset Management Services, Inc.
                               399 Boylston Street
                           Boston, Massachusetts 02116

                        Telephone Number: (617) 449-2801

                Name and address of agent for service of process:
                             John E. Pelletier, Esq.
                    CDC IXIS Asset Management Services, Inc.
                               399 Boylston Street
                           Boston, Massachusetts 02116

Check Appropriate Box:

     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

                              Yes [X]    No [ ]



     A copy of the Agreement and Declaration of Trust of Loomis Sayles Income Opportunities Fund is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

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                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Boston and The Commonwealth of Massachusetts on the 15th day of September, 2003.


                                 LOOMIS SAYLES INCOME OPPORTUNITIES FUND

                                 By:      /s/ Nicholas H. Palmerino
                                         --------------------------------
                                 Name:   Nicholas H. Palmerino
                                 Title:  Vice President, Treasurer and Principal
                                         Financial and Accounting Officer


Attest:   /s/ David Horn
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          Name:  David Horn
          Title: Vice President and Secretary